Financial statements and supplementary information
IA Securities (USA) Inc.
(A wholly owned subsidiary of IA Securities Inc.)

December 31, 2024

Table of Contents

Report of Independent Registered Public Accounting Firm

Statement of financial condition 2

Statement of operations 3

Statement of changes in stockholder's equity 4

Statement of cash flows 5

Notes to the financial statements 6–11

Supplementary information

    Schedule 1 – Computation of Net Capital Pursuant to SEC Rule 15c3-1 12

    Schedule 2 – Computation for Determination of Reserve Requirements
    Pursuant to SEC Rule 15c3–3 13

Report of Independent Registered Public Accounting Firm 14

Exemption Report 15



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of IA Securities (USA) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IA Securities (USA) Inc. (the Company) as of December 31, 2024, and the related statement of operations, changes in stockholder's equity, and statement of cash flow for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in schedules 1 and 2 (the "supplementary information") have been subjected to audit procedures performed in conjunction with the audit of IA Securities (USA) Inc.'s financial statements. The supplementary information is the responsibility of IA Securities (USA) Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

MNP S.E.N.C.R.L., s.r.l./LLP

1155, boulevard René-Lévesque Ouest, 23e étage, Montréal (Québec) H3B 2K2   1.888.861.9724 Tél. : 514.861.9724 Téléc. : 514.861.9446

MNP.ca

supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MNP LLP/ SENCRL, srl

We have served as the Company's auditor since 2015.

MNP LLP [1]

Montréal, Québec

February 6, 2025

1 FCPA auditor, public accountancy permit no. A122514



IA Securities (USA) Inc.
Statement of financial condition
As at December 31, 2024
(Expressed in U.S. dollars)

	Notes	$
Assets		
Cash and cash equivalents	6	492,501
Prepaid expenses		5,476
		497,977
Liabilities		
Accounts payable and accrued liabilities		26,377
Stockholder's equity		
Capital stock	4	287,843
Contributed surplus		833,356
Deficit		(649,599)
		471,600
		497,977

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc.
Statement of operations
Year ended December 31, 2024
(Expressed in U.S. dollars)

	$
Revenue	
Interest	26,426
Foreign exchange	(939)
Total Revenue	25,487
Expenses	
General and administration	55,557
Net loss	(30,070)

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc.
Statement of changes in stockholder's equity
As at December 31, 2024
(Expressed in U.S. dollars)

	$
Capital stock, beginning of year	287,843
Contributed surplus	833,356
Deficit, beginning of year	(619,529)
Net loss	(30,070)
Deficit, end of year	(649,599)
Stockholder's equity, end of year	471,600

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc.
Statement of cash flows
Year ended December 31, 2024
(Expressed in U.S. dollars)

	$
Operating activities	
Net loss	**(30,070)**
Adjustments to reconcile net loss to net cash used in operating activities	
Prepaid expenses	**(1,530)**
Accounts payable and accrued liabilities	**1,598**
Cash used in operating activities	**(30,002)**
Increase in cash	**(30,002)**
Cash and cash equivalents, beginning of year (note 6)	**522,503**
Cash and cash equivalents, end of year (note 6)	**492,501**
Taxes paid	**-**

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc.
Notes to the financial statements
Year ended December 31, 2024
(Expressed in U.S. dollars)

IA Securities (USA) Inc. (the "Company") was incorporated under the *Canada Business Corporations Act* on March 11, 2005. In the United States of America ("U.S."), the Company is registered as a broker-dealer in securities under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company is subject to regulation by FINRA and is clearing and settling transactions on a Delivery versus Payment/Receipt basis. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers, through its Parent, IA Private Wealth (the "Parent"). Through its operating agreement with the Parent, the Company uses the services of NBIN Inc. ("Clearing Broker") to perform certain securities trading, clearing and record-keeping activities as its agent in securities markets. Accordingly, the Company does not hold customer securities nor perform custodial functions relating to customer accounts and is exempt from Rule 17a-13 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). Continuing operations of the Company are dependent on the Parent's ability to attract and retain clients on behalf of the Company.

The Company is a wholly owned subsidiary of the Parent, a Canadian-owned and regulated investment dealer regulated by the Investment Industry Regulatory Organization of Canada and is a participating member of the Canadian Investor Protection Fund. The Company's head office is in Toronto, Ontario, Canada.

1. Significant accounting policies

The significant accounting policies are as follows:

(a) Basis of presentation

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

The Company maintains its financial records in United States dollars.

(b) Securities transactions and balances and revenue recognition

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a delivery basis. Interest income is recorded on an accrual basis.

(c) Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translation are included in other revenue.

IA Securities (USA) Inc.
Notes to the financial statements
Year ended December 31, 2024
(Expressed in U.S. dollars)

1.   **Significant accounting policies (continued)**

(d) Fair values of financial assets and liabilities

Securities are recorded at fair value. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions.

Fair value represents the price that would be received to sell the asset or paid to transfer the liability (an exit price). A three-level hierarchy, provided in the applicable accounting guidance, for inputs is utilized in measuring fair value which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used to determine the exit price when available. Under applicable accounting guidance, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into this three-level hierarchy. The hierarchy is broken down into three levels based on the observability of inputs as follows:

All non-trading assets and liabilities are recorded at their original amortized cost less allowances or write-downs for impairment.

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(e) Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

IA Securities (USA) Inc.
Notes to the financial statements
Year ended December 31, 2024
(Expressed in U.S. dollars)

1. **Significant accounting policies (continued)**

    (f) Use of estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. **Financial instruments**

    (a) Concentration of credit risk

    All clearing and depository operations for the Company are performed through the Clearing Broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

    (b) Fair values of financial instruments

    The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

    (c) Cash and cash equivalents

    The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents. All of the Company's cash is on deposit at one major Canadian bank/financial institution and the balance at times may exceed the federally insured limit of $100,000. The Company believes it is not exposed to any significant credit risk due to cash.

    (d) Currency risk

    At December 31, 2024, the Company held foreign denominated financial assets comprised of cash held at one major Canadian bank/financial institution. As of December 31, 2024, if the Canadian dollar had been stronger or weaker by 10% against the U.S. dollar with all other variables held constant, the net loss would have been $105 higher or lower.

3. **Related party transactions and balances**

    Under an operating agreement dated August 3, 2005, the Company has entered into an arrangement with the Parent, whereby the Parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

    Management fees of nil were charged to the Company from the Parent during the year.

IA Securities (USA) Inc.
Notes to the financial statements
Year ended December 31, 2024
(Expressed in U.S. dollars)

4. Capital stock

Authorized, unlimited number

Common shares, no par value

Issued

	$
400,100 common shares	**287,843**

5. Regulatory net capital requirement

In the U.S., as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 5% of aggregate debit items pursuant to SEC Rule 15c3-3. As of December 31, 2024, the Company had net capital of $466,055 which is $216,055 in excess of the required minimum net capital of $250,000.

6. Cash and cash equivalents

Cash at bank

As of December 31, 2024, the Company had cash at bank of $73,069 that are highly liquid.

Segregated deposit

A cash amount of $419,432 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the *Securities Exchange Act of 1934* and is included in cash and segregated for regulatory reporting purposes.

7. Income taxes

For Canadian tax purposes, the Company files a stand-alone tax return.

The income tax expense included in the statement of operations is determined in accordance with FASB ASC 740, *Accounting for Income Taxes*.

The Company has assessed the impact of this standard and determined there is no material impact on its statement of financial condition or statement of operations.

As of December 31, 2024, the Company recorded a full valuation allowance against its deferred tax assets as it is not more likely than not that the benefit of the deferred tax assets will be realized.

IA Securities (USA) Inc.
Notes to the financial statements
Year ended December 31, 2024
(Expressed in U.S. dollars)

7.   Income taxes (continued)

A) Income tax expense (recovery) for the period

	2024
	$
Current income taxes	
Current year	-
	-
Deferred income taxes	
Creation and reversal of temporary differences	(7,969)
Adjustment for previous year	
Change in valuation allowance	7,969
	-
Total	-

B) Reconciliation of income tax (recovery) expense

The reconciliation of the combined Canadian Federal and Provincial income tax rate of 26.5% to the effective tax rate is as follows:

	December 31, 2024
	$
Net loss before recovery of income taxes	(30,070)
Income tax expense at Canadian Statutory tax rate	(7,969)
Increase in income taxes due to:	
Valuation allowance	7,969
Income tax (recovery) expense	-

IA Securities (USA) Inc.
Notes to the financial statements
Year ended December 31, 2024
(Expressed in U.S. dollars)

C) Deferred income taxes

	2024
	$
Intangible Asset	**2,401**
Loss carry forward	**118,295**
Valuation allowance	**(120,696)**
Net Deferred tax assets	**-**

The Company has non-capital losses that are available to reduce future net income for income tax purposes totalling $446,398 which will expire as follows:

Non-Capital Losses

Year of Loss	Expiry	Total
		$
2011	2031	9,550
2012	2032	4,894
2013	2033	14,585
2014	2034	487
2015	2035	10,182
2016	2036	25,056
2017	2037	55,896
2018	2038	59,119
2019	2039	49,960
2020	2040	68,280
2021	2041	36,103
2022	2042	46,092
2023	2043	35,442
2024	2044	30,752
Total		446,**398**

8.   Legal proceedings

In the normal course of business, the Company may be involved in litigation. As of December 31, 2024, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

9.   Subsequent events

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year-end, December 31, 2024, through **February 6, 2025,** which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

IA Securities (USA) Inc.
Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1
Year ended December 31, 2024
(Expressed in U.S. dollars)

	$
Total stockholder's equity from statement of financial condition	**471,600**
Less: Non-allowable assets	
Prepaid expenses	**5,476**
Less: Haircuts on securities	
Foreign cash held	**69**
Net capital	**466,055**
Alternative net capital requirement	
2% of combined aggregate debit items as shown in formula for determination of reserve requirements under Rule 15c3-3 (or $250,000, if greater) – net capital requirement	**250,000**
Excess net capital	**216,055**
Net capital in excess of 5% of combined aggregated debit items or 120% of minimum net capital requirement	**166,055**

The above computation does not differ materially from the computation of reserve requirements under SEC Rule 15c3-3 as of December 31, 2024, filed by the Company on Form X-17A-5 on January 14, 2025.

IA Securities (USA) Inc.
Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
Year ended December 31, 2024
(Expressed in U.S. dollars)

Because the Company does not hold customer funds or safekeep customer securities, it is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of IA Securities (USA) Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17a-5 (Exemption Report), in which (1) IA Securities (USA) Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which IA Securities (USA) Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provision) and (2) IA Securities (USA) Inc. stated that IA Securities (USA) Inc. met the identified exemption provision throughout the most recent fiscal year without exception. IA Securities (USA) Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IA Securities (USA) Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Montreal, Quebec

February 6, 2025

MNP LLP [1]

[1] FCPA auditor, public accountancy permit no. A122514

MNP S.E.N.C.R.L., s.r.l./LLP

1155, boulevard René-Lévesque Ouest, 23e étage, Montréal (Québec) H3B 2K2   1.888.861.9724 Tél. : 514.861.9724 Téléc. : 514.861.9446

IA Securities (USA) Inc.
Exemption Report

IA Securities (USA) Inc. (the "Company') is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

(1) The Company is designated by its Membership Agreement with the Financial Industry Regulatory Authority to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

(2) Therefore, the Company has been in compliance with SEC Rule 15c3-3 throughout the 12 months ended December 31, 2024, without exception.

IA Securities (USA) Inc.

I, __Bruno Blouin_____ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Bruno Blouin

Title: CFO

February 6, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01-01-2024</u> AND ENDING <u>12-31-2024</u>
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>iA Securities (USA) Inc.</u>

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
26 Wellington St. East, Suite 700
_____
(No. and Street)

Toronto	ON	M5E1W9
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bruno Blouin	514-346-3666	bruno.blouin@iasecuritiesus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
MNP LLP
_____
(Name – if individual, state last, first, and middle name)

1155 BOUL RENE-LEVESQUE O	Montreal	QC	H3B2K2
(Address)	(City)	(State)	(Zip Code)

_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruno Blouin _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of iA Securities (USA) Inc. _____ , as of 12/31 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Bruno Blouin_

Title: CFO _____

Josée Dorval

_____

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*_**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._*